Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0940 F: +1 202.637.3593 roncoenen@ eversheds-sutherland.com

April 25, 2022

VIA EDGAR

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form S-1 for

Merit Life Insurance Co. (the “Company”)

Fixed Contingent Deferred Annuity Contract (the “Contract”)

File No. 333-239300 (the “Registration Statement”)

Dear Mr. Oh:

On March 11, 2022, the Company filed with the Securities and Exchange Commission (the “SEC”) Post-Effective Amendment No. 1 to the Registration Statement for the Contract under the Securities Act of 1933, as amended (the “1933 Act”). During a telephone call on April 20, 2022, you provided comments on Post-Effective Amendment No. 1. This letter responds to those comments. Each of the SEC Staff’s comments is set forth below in bold, and the Company’s response thereto immediately follows. Marked pages, reflecting revisions responsive to the SEC Staff’s comments and other immaterial changes, are also attached to this letter.

In addition to this letter, the Company has transmitted for filing with the SEC Post-Effective Amendment No. 2 to the Registration Statement, as well as acceleration requests pursuant to Rule 461 under the 1933 Act. The Company notes that an effectiveness date of May 2, 2022 has been requested for Post-Effective Amendment No. 2.

1.

Please confirm that all required information omitted from Post-Effective Amendment No. 1 (e.g., financial statements, business-related disclosures, experts disclosure, auditor consents, other exhibits) will be added or updated as appropriate.

Confirmed.

2.	Please confirm that the date of the prospectus will be on or about the effective date.

Confirmed.

3.

The SEC Staff notes that under “Fixed Contingent Deferred Annuity Contract – Examples,” hypotheticals 4 and 5 have been revised even though the operation of the Contract has not changed. Please confirm the accuracy of the revised examples and explain the reason for the changes.

The Company confirms the accuracy of the revised examples as included in Post-Effective Amendment No. 2. The Company revised hypotheticals 4 and 5 because the Company identified an error in the calculations. Previously, hypotheticals 4 and 5 calculated the proportional reduction to the minimum Income Amount due to an Excess Withdrawal based on the Account value immediately after the Excess Withdrawal. This was incorrect; the proportional reduction to the minimum Income Amount due to an

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April 25, 2022 Page 2

Excess Withdrawal is based on the Account value immediately before the Excess Withdrawal. The hypotheticals, as revised, correctly calculate the proportional reduction to the Income Amount. The Company also revised the hypotheticals to include other clarifying edits.

4.	Please confirm that the financial statements will be included in the prospectus, not incorporated by reference.

Confirmed.

5.	Please confirm whether supplementary financial information pursuant to Item 302 of Regulation S-K will be added to the prospectus.

Supplementary financial information will not be added to the prospectus. Neither Item 302(a) nor (b) applies to the Company. Item 302(a) applies only to registrants that have securities registered pursuant to Section 12(b) or Section 12(g) of the Securities Exchange Act. See Item 302(a)(2). See also Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information, Release No. 33-10890 (Nov. 19, 2020) (confirming that Item 302(a) does not apply to registrants that would only be required to file reports pursuant to Section 15(d) of the Securities Exchange Act). The Company does not have any securities registered pursuant to Section 12(b) or Section 12(g) of the Securities Exchange Act. Item 302(b) applies only to registrants engaged in oil and gas producing activities. The Company is not engaged in any such activities.

6.

Under “Business – Our Product,” the SEC Staff notes that the disclosure “We do not intend to provide any annual reporting to contract holders” was struck. Please clarify what types of reports are provided to contract holders.

The prospectus has been revised as requested.

7.	With respect to “Related Party Transactions,” please confirm that the disclosed cost of actuarial services provided by Mr. Zass is accurate.

Confirmed.

8.	Please confirm that all exhibits and any other information incorporated by reference will be actively hyperlinked.

Confirmed.

9.

The SEC Staff notes that David M. Anderson signed Post-Effective Amendment No. 1 on behalf of the Company via power of attorney. Pursuant to Rule 483(b) under the 1933 Act, file as an exhibit certified copies of a resolution of the Company’s board of directors authorizing such signature via power of attorney. Otherwise, David M. Anderson must sign himself without a power of attorney.

The above-referenced resolution has been filed as an exhibit.

*    *    *

If you have any questions about the Company’s responses set forth above, Post-Effective Amendment No. 2, or the accompanying acceleration requests, please contact me. The Company greatly appreciates the SEC Staff’s attention to this filing.

April 25, 2022 Page 3

Sincerely,

/s/ Ronald Coenen Jr.
Ronald Coenen Jr.

cc:	Gayle P. Levy, Merit Life Stephen E. Roth, Eversheds Sutherland